

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 8, 2013

VIA U.S. MAIL AND FACSIMILE

Brandon J. Cage
Assistant Vice President, Counsel
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, California 92660

> Re: Pacific Life Insurance Co. Separate Account A
>   Initial Registration Statements on Form N-4
>   File Nos. 333-185326; 333-185327; 333-185328; 811-08946
>
>   Pacific Life & Annuity Co. Separate Account A
>   Initial Registration Statements on Form N-4
>   File Nos. 333-185329; 333-185330; 333-185331; 811-09203

Dear Mr. Cage:

The staff has reviewed the above-referenced registration statements, which the Commission received on December 7, 2012. In response to your request in your letter of the same date, and based on the representations set forth therein, we have provided the registration statements a selective review. Based on our review, we have the following comments on these filings. Page numbers refer to the courtesy copy of the Pacific Life Insurance Co. registration statement for Pacific Journey Select (File No. 333-185328), provided to the staff. Unless otherwise noted, comments apply to all of the filings listed above.

General

1. Please confirm that all missing information, including the name of the independent auditors and all exhibits, will be filed by a pre-effective amendment to the registration statements.

2. Please confirm supplementally that the contract names on the front cover page of the prospectuses are and will continue to be the same as that associated with the EDGAR class identifiers.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

4. *Right to Restrict/Reject Additional Purchase Payments:* In several places, the prospectus reserves the right to reject or restrict additional Purchase Payments. (*See, e.g*., pp. 8, 19, 40, 44, and 48.) In the disclosure, please provide a more detailed explanation of the circumstances under which this right may be exercised.

Overview

5. *Investments (p. 7):* Please include a statement here and in the corresponding section on p. 20 (entitled "Making Additional Purchase Payments") clarifying that you reserve the right to restrict or decline Purchase Payments for any rider.

6. *Investment Options (p. 7):* Please include a statement in this section clarifying that certain riders may limit the contract owner's investment options.

7. *Optional Riders (p. 9):* Please consider revising the formatting to make it easier to distinguish where the Guaranteed Protection Advantage 3 discussion ends and the general discussion of optional riders (in the paragraph beginning "You can find more information….") picks up again.

Fee Table

8. *Contract Transaction Expenses/Four Year Withdrawal Charge Option (p. 11) (Pacific Journey Select only):*

   a. For clarity, please consider referring to the Maximum Withdrawal Charge Schedule "without Four Year Withdrawal Charge Option" as a "Six Year Withdrawal Charge."

   b. Use of the term "Option" to describe the Four Year Withdrawal Charge is potentially confusing, since the same term ("Option") is also used to describe several other Contract features (*e.g*., Investment Options, Fixed Option, and Annuity Options). Please consider using another term to describe this feature.

9. *Periodic Expenses/Optional Rider Annual Expenses (pp. 11-12):* Footnotes 9, 10, 11, and 12 to this table state that the "quarterly amount may increase or decrease due to changes in the Protected Payment Base [or the Guaranteed Protection Amount, as applicable]." Please revise this statement to clarify that the quarterly amount also may increase or decrease as a result of changes in the 10-Year Treasury Rate. In addition, as footnotes 9, 10, and 11 are nearly identical, please consider consolidating them into a single footnote.

10. *Examples (p. 14) (Pacific Journey Select only):* Since the maximum periodic Contract expenses would include the Four Year Withdrawal Charge Option, please revise these examples to reflect this charge. Alternatively, if this charge is already reflected in the examples, please so state in the discussion.

Optional Rider Charges (pp. 27-28)

11. The first paragraph of this section states that the annual charge percentage is based on the 10-Year Treasury Rate monthly average as published by the Federal Reserve. Please disclose where contract owners may find the current published 10-Year Treasury Rate (online and/or in print). In addition, if a contract owner may obtain this information (i.e., the 10-Year Treasury Rate and/or the current fee) from the company (by, for example, calling a toll-free telephone number), please so state in the disclosure.

12. Please explain more fully in this section the purpose of the variable pricing feature for the optional riders. For example, if this feature is intended to reduce the company's exposure to interest rate risk, please so state.

13. The term "Protected Payment Base," which is used in the table on p. 27, is not defined until p. 42. Please include a cross-reference to the definition of this term or, alternatively, please include a definition of this term in the Glossary. Similarly, the term "Guaranteed Protection Amount," which is also used in this table, is not defined until p. 60. Again, please include a cross-reference to the definition of this term or, alternatively, please include a definition of this term in the Glossary.

14. In the second paragraph of this section, please clarify how the annual charge percentage for the following three months will be calculated. (That is, is it an average of three 10-Year Treasury Rate monthly averages, an overall three-month average, or some other method of calculation?)

15. The second paragraph of this section states that "[o]ther economic factors" may influence the level of the annual charge percentage. Please specify in the disclosure what kind of "economic factors" may potentially influence this charge. For clarity (and if accurate), please consider including an explanation in this section that, as a result, the current rider charge may be less than the maximum charge shown in the chart.

16. Please explain supplementally how an investor might be aware of, or be able to discover, the current rider charge they are being assessed.

17. The second paragraph on p. 28 states that the company may substitute another measure for determining the annual rider charge percentage "[s]hould the 10-Year Treasury Rate no longer be available *or otherwise*…." (emphasis supplied).

    a. Please explain supplementally what circumstances, apart from unavailability of the 10-Year Treasury Rate, might result in the selection of another measure.

    b. Please explain supplementally what other measures may be used.

18. The final paragraph of this section states "we will waive the rider charge when full annuitization of your Contract occurs," but then goes on to add that the annual charge is only waived for the quarter that annuitization occurs. Please clarify in the disclosure whether the waiver is temporary (*i.e.*, only for the quarter that annuitization occurs) or permanent.

Death Benefits and Optional Death Benefit Riders

19. *Death Benefit Amount (p. 33) and Stepped-Up Death Benefit (p. 35):* In the second bullet point under "Death Benefit Amount" on p. 33, please bold the second sentence beginning "The reduction made, when the Contract Value is less than the sum of all Purchase Payments…." Please also bold the corresponding sentence in the Death Benefit Amount section for the Stepped-Up Death Benefit on p. 35.

20. *Earnings Enhancement Guarantee (p. 36)(Pacific Journey Select only):* Please remove the reference to Credit Enhancements from the disclosure as this filing does not offer such Credit Enhancements.

Appendix E

21. *Standard Death Benefit Amount (p. 104):* For clarity, please consider adding a column specifying the "Standard Death Benefit Amount" in the chart on this page.

Powers of Attorney

22. Please provide powers of attorney that relate specifically to these registration statements as required by rule 483(b) of the Securities Act of 1933. This means that each power of attorney must either (a) specifically list the 1933 Act registration number of the initial filing, or (b) specifically name the contract whose prospectus and/or SAI is being registered.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment, please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement. After all issues have been resolved, the Registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov or transmitted by facsimile to (202) 772-9283. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

Deborah D. Skeens
Senior Counsel
Office of Insurance Products